Exhibit 99.60

NEWS RELEASE July 2, 2020 #2020-07

Draft EIS on Midas Gold’s Stibnite Gold Project Set for Release

Public will have an opportunity to provide comments to regulators on the Proposed Project

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX, “Midas Gold” or the “Company”) today announced that the United States Forest Service (“USFS”) and other regulators working on the review of the Stibnite Gold Project (“Project”) under the National Environmental Policy Act (“NEPA”), have released their quarterly Schedule of Proposed Actions (“SOPA”), which updates the NEPA permitting schedule for the Project. The updated schedule indicates that the USFS expects to release the Draft Environmental Impact Statement (“Draft EIS”) for public review in August 2020. Once the much-anticipated Draft EIS is released, the public will have an opportunity to comment on the Project, as required by NEPA.

“Almost a decade of work has gone into studying, designing and improving the Stibnite Gold Project,” said Laurel Sayer, President & CEO of Midas Gold Idaho, Inc. “The rigors of the permitting process have provided years of additional scientific study and refinement to the Project. Once released, we are confident that the Draft EIS will clearly illustrate the remarkable opportunity we have to use responsible, modern mining as both a path to restore the ecosystem at the Stibnite site, and also provide the family-wage jobs, capital investment and critical minerals our nation so clearly needs.”

The USFS has spent the last several months working to make the Draft EIS complete, comprehensive and more accessible for the public, so stakeholders can more easily review and understand the document. Midas Gold has worked closely with regulators to provide the technical information needed to ensure the USFS has access to the best available science and develops the best alternative possible for the Stibnite Gold Project. The USFS brought significant additional technical resources to the review process that have worked diligently to ensure this objective is met. This additional effort should ultimately support a complete and robust record of decision (“ROD”) at the conclusion of the NEPA process. The updated schedule indicates that USFS anticipates releasing a final ROD in Q3 2021.

During this period, Midas Gold has continued to evaluate opportunities to further refine the Project with the objective of reducing Project footprint, improving water quality and developing a sustainable ecosystem supporting healthy fish populations that can access spawning grounds in the headwaters of the East Fork of the South Fork of the Salmon River for the first time in more than 80 years. This is an iterative process between regulators and Midas Gold designed to ensure the best outcomes for the site.

“The historical mining district where the Project is located is in desperate need of environmental repair,” said Sayer. “Mining operations undertaken by prior operators, particularly in the WWII and Korean War era, left heavy impacts on the site that were largely abandoned once mining concluded and only minimal reclamation undertaken. Our Project was designed from the outset to use modern, responsible mining to restore the area by providing the expertise and financial resources necessary to reconnect salmon to their native spawning grounds, improve water quality and address numerous legacy issues from historical mining operations. If permitted, the Project would also provide America with its only domestically mined source of antimony and bring more than 500 family-wage jobs to rural Idaho.”

Joint Review Process

Seven federal, state and local agencies involved in permitting the Project signed the Stibnite Joint Review Process Memorandum of Understanding (“MOU”) in 2017, committing to work together to evaluate the Plan of Restoration and Operations (“PRO”) for the Stibnite Gold Project under NEPA. The MOU was designed so agencies could collaborate in the review and preparation of the EIS, meet the requirements of the public process and follow a mutually agreed upon schedule. Agency cooperation and collaboration remain key to the timeliness and completeness of the process.

Next Steps in the Regulatory Process

Once the Draft EIS is released, there will be a minimum 45-day public comment period, as required by NEPA. Immediately following the public comment period, the USFS and cooperating agencies will respond to all comments and produce the final EIS and a draft ROD. Upon publication of the final EIS, there would be a period for objections and resolution before the final ROD is published. A positive final decision would allow Midas Gold’s subsidiary, Midas Gold Idaho, Inc., to seek the issuance of the final permits that are dependent on the ROD being issued.

Stibnite Gold Project Permitting Background

A detailed presentation on the PRO can be found at www.midasgoldcorp.com. Details of previous news releases and technical studies can be found filed under Midas Gold’s profile on SEDAR (www.sedar.com) or at www.midasgoldcorp.com. Considerable supporting information on the Project and additional resources, such as questions and answers about the Project, can be found at www.midasgoldidaho.com.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations

(t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries, is focused on the exploration and, if warranted, site restoration and development of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including actions to be taken by the USFS and other state, federal and local government agencies and regulatory bodies; the anticipated timelines under the SOPA; the expected timing for release of the Draft EIS and the final ROD; possible outcomes of the permitting process, including the content of the Draft EIS and the support for a complete and robust ROD; the expected benefits of the Project, once permitted; and the actions to be tain by the USFS and cooperating agencies following the public comment period. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipates", "targeted", "complete", "comprehensive", "defensible", "ensure", "potential" and "robust", in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Midas Gold has applied several material assumptions, including, but not limited to, assumptions that the current objectives concerning the Stibnite Gold Project can be achieved and that its other corporate activities will proceed as expected; that general business and economic conditions will not change in a materially adverse manner; that the formal review process under NEPA (including the review process being undertaken by the USFS and other regulators) as well as the public comment period, EIS and ROD will proceed in a timely manner and as expected; that the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company will not change in a materially adverse manner; that agency engagement, cooperation and collaboration as contemplated under the MOU will follow the mutually agreed upon schedule set out therein and proceed as expected and that all requisite information will be available in a timely manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Midas Gold to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may result in unforeseen results in the review process under NEPA; uncertainty surrounding input to be received pursuant to the public comment period; risks related to dependence on key personnel; risks related to unforeseen delays in the review process including availability of personnel from the USFS and other regulators (including, but not limited to, future US government shutdowns and delays related to COVID-19); risks related to opposition to the Project including litigation involving the Nez Perce Tribe; risks related to the outcome of litigation and potential for delay of the Project, as well as those factors discussed in Midas Gold's public disclosure record. Although Midas Gold has attempted to identify important factors that could affect Midas Gold and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Midas Gold does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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